EXHIBIT 99.2

Q4

Supplementary Financial Information

Fourth Quarter 2009

BCE Investor Relations
Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

Bell

BCE Inc. (1)
Consolidated Operational Data

($ millions, except per share amounts) (unaudited)	Q4 2009	Q4 2008	$ change	% change		Total 2009	Total 2008	$ change	% change
Operating revenues	4,650	4,476	174	3.9%		17,735	17,661	74	0.4%
Cost of revenue, exclusive of depreciation and amortization	(1,258)	(1,174)	(84)	(7.2%)		(4,525)	(4,389)	(136)	(3.1%)
Selling, general and administrative expenses (A)	(1,562)	(1,521)	(41)	(2.7%)		(5,766)	(6,018)	252	4.2%
Net benefit plans cost	(93)	(40)	(53)	n.m.		(355)	(250)	(105)	(42.0%)
EBITDA (3)	1,737	1,741	(4)	(0.2%)		7,089	7,004	85	1.2%
EBITDA margin (4)	37.4%	38.9%		(1.5	) pts	40.0%	39.7%		0.3	pts
Depreciation	(704)	(683)	(21)	(3.1%)		(2,595)	(2,537)	(58)	(2.3%)
Amortization of intangible assets	(200)	(185)	(15)	(8.1%)		(776)	(727)	(49)	(6.7%)
Restructuring and other	(82)	(207)	125	60.4%		(527)	(871)	344	39.5%
Operating income	751	666	85	12.8%		3,191	2,869	322	11.2%
Other income (expense)	28	(283)	311	n.m.		(18)	(253)	235	92.9%
Interest expense	(182)	(207)	25	12.1%		(723)	(791)	68	8.6%
Pre-tax earnings from continuing operations	597	176	421	n.m.		2,450	1,825	625	34.2%
Income tax expense	(141)	(84)	(57)	(67.9%)		(368)	(469)	101	21.5%
Non-controlling interest	(79)	(69)	(10)	(14.5%)		(333)	(323)	(10)	(3.1%)
Earnings from continuing operations	377	23	354	n.m.		1,749	1,033	716	69.3%
Discontinued operations	(1)	(41)	40	97.6%		(11)	(90)	79	87.8%
Net earnings	376	(18)	394	n.m.		1,738	943	795	84.3%
Dividends on preferred shares	(26)	(30)	4	13.3%		(107)	(124)	17	13.7%
Net earnings applicable to common shares	350	(48)	398	n.m.		1,631	819	812	99.1%
Net earnings per common share – basic
Continuing operations	$0.46	$(0.01)	$0.47	n.m.		$2.12	$1.13	$0.99	87.6%
Discontinued operations	$-	$(0.05)	$0.05	100.0%		$(0.01)	$(0.11)	$0.10	90.9%
Net earnings	$0.46	$(0.06)	$0.52	n.m.		$2.11	$1.02	$1.09	n.m.
Net earnings per common share – diluted
Continuing operations	$0.46	$(0.01)	$0.47	n.m.		$2.12	$1.12	$1.00	89.3%
Discontinued operations	$-	$(0.05)	$0.05	100.0%		$(0.01)	$(0.11)	$0.10	90.9%
Net earnings	$0.46	$(0.06)	$0.52	n.m.		$2.11	$1.01	$1.10	n.m.
Dividends per common share	$0.405	$0.365	$0.040	11.0%		$1.580	$0.730	$0.850	n.m.
Average number of common shares outstanding – basic (millions)	767.2	806.4				772.9	805.8
Average number of common shares outstanding – diluted (millions)	767.3	806.9				772.9	807.2

The following items are included in net earnings:
Net gains (losses) on investments
Continuing operations	11	(346)	357	n.m.		48	(358)	406	n.m.
Discontinued operations	-	(26)	26	100.0%		(7)	(62)	55	88.7%
Restructuring and other	(48)	(117)	69	59.0%		(339)	(572)	233	40.7%
Total	(37)	(489)	452	92.4%		(298)	(992)	694	70.0%
Impact on net earnings per share	$(0.05)	$(0.61)	$0.56	91.8%		$(0.39)	$(1.23)	$0.84	68.3%
Adjusted EPS (3)	$0.51	$0.55	$(0.04)	(7.3%)		$2.50	$2.25	$0.25	11.1%

(A)	Excludes net benefit plans cost
n.m. : not meaningful

BCE Inc. Supplementary Financial Information – Fourth Quarter 2009 Page 2

BCE Inc.
Consolidated Operational Data - Historical Trend

($ millions, except per share amounts) (unaudited)	Total 2009	Q4 09	Q3 09	Q2 09	Q1 09	Total 2008	Q4 08	Q3 08	Q2 08	Q1 08
Operating revenues	17,735	4,650	4,457	4,297	4,331	17,661	4,476	4,437	4,388	4,360
Cost of revenue, exclusive of depreciation and amortization	(4,525)	(1,258)	(1,152)	(1,029)	(1,086)	(4,389)	(1,174)	(1,087)	(1,071)	(1,057)
Selling, general and administrative expenses (A)	(5,766)	(1,562)	(1,418)	(1,389)	(1,397)	(6,018)	(1,521)	(1,512)	(1,504)	(1,481)
Net benefit plans cost	(355)	(93)	(86)	(88)	(88)	(250)	(40)	(69)	(70)	(71)
EBITDA	7,089	1,737	1,801	1,791	1,760	7,004	1,741	1,769	1,743	1,751
EBITDA margin	40.0%	37.4%	40.4%	41.7%	40.6%	39.7%	38.9%	39.9%	39.7%	40.2%
Depreciation	(2,595)	(704)	(636)	(630)	(625)	(2,537)	(683)	(619)	(612)	(623)
Amortization of intangible assets	(776)	(200)	(192)	(191)	(193)	(727)	(185)	(173)	(175)	(194)
Restructuring and other	(527)	(82)	(191)	(146)	(108)	(871)	(207)	(310)	(71)	(283)
Operating income	3,191	751	782	824	834	2,869	666	667	885	651
Other (expense) income	(18)	28	(24)	(23)	1	(253)	(283)	2	6	22
Interest expense	(723)	(182)	(171)	(179)	(191)	(791)	(207)	(193)	(193)	(198)
Pre-tax earnings from continuing operations	2,450	597	587	622	644	1,825	176	476	698	475
Income tax (expense) recovery	(368)	(141)	87	(166)	(148)	(469)	(84)	(82)	(194)	(109)
Non-controlling interest	(333)	(79)	(90)	(80)	(84)	(323)	(69)	(91)	(89)	(74)
Earnings from continuing operations	1,749	377	584	376	412	1,033	23	303	415	292
Discontinued operations	(11)	(1)	-	(4)	(6)	(90)	(41)	(23)	(23)	(3)
Net earnings (loss)	1,738	376	584	372	406	943	(18)	280	392	289
Dividends on preferred shares	(107)	(26)	(26)	(26)	(29)	(124)	(30)	(32)	(31)	(31)
Net earnings (loss) applicable to common shares	1,631	350	558	346	377	819	(48)	248	361	258
Net earnings (loss) per common share – basic
Continuing operations	$2.12	$0.46	$0.72	$0.45	$0.49	$1.13	$(0.01)	$0.34	$0.48	$0.32
Discontinued operations	$(0.01)	$-	$-	$-	$(0.01)	$(0.11)	$(0.05)	$(0.03)	$(0.03)	$-
Net earnings	$2.11	$0.46	$0.72	$0.45	$0.48	$1.02	$(0.06)	$0.31	$0.45	$0.32
Net earnings (loss) per common share – diluted
Continuing operations	$2.12	$0.46	$0.72	$0.45	$0.49	$1.12	$(0.01)	$0.33	$0.48	$0.32
Discontinued operations	$(0.01)	$-	$-	$-	$(0.01)	$(0.11)	$(0.05)	$(0.03)	$(0.03)	$-
Net earnings	$2.11	$0.46	$0.72	$0.45	$0.48	$1.01	$(0.06)	$0.30	$0.45	$0.32
Dividends per common share	$1.580	$0.405	$0.405	$0.385	$0.385	$0.730	$0.365	$-	$-	$0.365
Average number of common shares outstanding – basic (millions)	772.9	767.2	767.2	769.0	788.3	805.8	806.4	806.0	805.6	805.3
Average number of common shares outstanding – diluted (millions)	772.9	767.3	767.2	769.0	788.3	807.2	806.9	808.3	807.2	807.1

The following items are included in net earnings (loss):
Net gains (losses) on investments
Continuing operations	48	11	36	-	1	(358)	(346)	(14)	4	(2)
Discontinued operations	(7)	-	(4)	(3)	-	(62)	(26)	(16)	(20)	-
Restructuring and other	(339)	(48)	(123)	(98)	(70)	(572)	(117)	(210)	(48)	(197)
Total	(298)	(37)	(91)	(101)	(69)	(992)	(489)	(240)	(64)	(199)
Impact on net earnings per share	$(0.39)	$(0.05)	$(0.12)	$(0.13)	$(0.09)	$(1.23)	$(0.61)	$(0.29)	$(0.08)	$(0.25)
Adjusted EPS	$2.50	$0.51	$0.84	$0.58	$0.57	$2.25	$0.55	$0.60	$0.53	$0.57

(A)	Excludes net benefit plans cost

BCE Inc. Supplementary Financial Information – Fourth Quarter 2009 Page 3

BCE Inc.
Segmented Data (2)

($ millions, except where otherwise indicated) (unaudited)	Q4 2009	Q4 2008	$ change	% change		Total 2009	Total 2008	$ change	% change

Revenues
Bell Wireline	2,840	2,726	114	4.2%		10,666	10,640	26	0.2%
Bell Wireless	1,198	1,133	65	5.7%		4,558	4,479	79	1.8%
Inter-segment eliminations	(56)	(61)	5	8.2%		(204)	(248)	44	17.7%
Total Bell	3,982	3,798	184	4.8%		15,020	14,871	149	1.0%
Bell Aliant	785	806	(21)	(2.6%)		3,174	3,297	(123)	(3.7%)
Inter-segment eliminations	(117)	(128)	11	8.6%		(459)	(507)	48	9.5%
Total BCE Inc.	4,650	4,476	174	3.9%		17,735	17,661	74	0.4%

EBITDA
Bell Wireline	960	937	23	2.5%		3,907	3,868	39	1.0%
Margin	33.8%	34.4%		(0.6	) pts	36.6%	36.4%		0.2	pts
Bell Wireless	435	444	(9)	(2.0%)		1,812	1,770	42	2.4%
Margin	36.3%	39.2%		(2.9	) pts	39.8%	39.5%		0.3	pts
Total Bell	1,395	1,381	14	1.0%		5,719	5,638	81	1.4%
Margin	35.0%	36.4%		(1.4	) pts	38.1%	37.9%		0.2	pts
Bell Aliant	342	360	(18)	(5.0%)		1,370	1,366	4	0.3%
Margin	43.6%	44.7%		(1.1	) pts	43.2%	41.4%		1.8	pts
Total BCE Inc.	1,737	1,741	(4)	(0.2%)		7,089	7,004	85	1.2%
Margin	37.4%	38.9%		(1.5	) pts	40.0%	39.7%		0.3	pts
Operating income
Bell Wireline	280	226	54	23.9%		1,148	902	246	27.3%
Bell Wireless	292	294	(2)	(0.7%)		1,284	1,241	43	3.5%
Total Bell	572	520	52	10.0%		2,432	2,143	289	13.5%
Bell Aliant	179	146	33	22.6%		759	726	33	4.5%
Total BCE Inc.	751	666	85	12.8%		3,191	2,869	322	11.2%

Capital expenditures
Bell Wireline	498	625	127	20.3%		1,717	1,966	249	12.7%
Capital Intensity (5)	17.5%	22.9%		5.4	pts	16.1%	18.5%		2.4	pts
Bell Wireless	142	229	87	38.0%		673	493	(180)	(36.5%)
Capital Intensity	11.9%	20.2%		8.3	pts	14.8%	11.0%		(3.8	) pts
Total Bell	640	854	214	25.1%		2,390	2,459	69	2.8%
Capital Intensity	16.1%	22.5%		6.4	pts	15.9%	16.5%		0.6	pts
Bell Aliant	120	167	47	28.1%		464	527	63	12.0%
Capital Intensity	15.3%	20.7%		5.4	pts	14.6%	16.0%		1.4	pts
Total BCE Inc.	760	1,021	261	25.6%		2,854	2,986	132	4.4%
Capital Intensity	16.3%	22.8%		6.5	pts	16.1%	16.9%		0.8	pts

BCE Inc. Supplementary Financial Information – Fourth Quarter 2009 Page 4

BCE Inc.
Segmented Data - Historical Trend

($ millions, except where otherwise indicated) (unaudited)	Total 2009	Q4 09	Q3 09	Q2 09	Q1 09	Total 2008	Q4 08	Q3 08	Q2 08	Q1 08

Revenues
Bell Wireline	10,666	2,840	2,659	2,575	2,592	10,640	2,726	2,632	2,627	2,655
Bell Wireless	4,558	1,198	1,178	1,104	1,078	4,479	1,133	1,175	1,120	1,051
Inter-segment eliminations	(204)	(56)	(49)	(51)	(48)	(248)	(61)	(65)	(64)	(58)
Total Bell	15,020	3,982	3,788	3,628	3,622	14,871	3,798	3,742	3,683	3,648
Bell Aliant	3,174	785	786	785	818	3,297	806	812	829	850
Inter-segment eliminations	(459)	(117)	(117)	(116)	(109)	(507)	(128)	(117)	(124)	(138)
Total BCE Inc.	17,735	4,650	4,457	4,297	4,331	17,661	4,476	4,437	4,388	4,360

EBITDA
Bell Wireline	3,907	960	973	982	992	3,868	937	953	966	1,012
Margin	36.6%	33.8%	36.6%	38.1%	38.3%	36.4%	34.4%	36.2%	36.8%	38.1%
Bell Wireless	1,812	435	475	468	434	1,770	444	474	442	410
Margin	39.8%	36.3%	40.3%	42.4%	40.3%	39.5%	39.2%	40.3%	39.5%	39.0%
Total Bell	5,719	1,395	1,448	1,450	1,426	5,638	1,381	1,427	1,408	1,422
Margin	38.1%	35.0%	38.2%	40.0%	39.4%	37.9%	36.4%	38.1%	38.2%	39.0%
Bell Aliant	1,370	342	353	341	334	1,366	360	342	335	329
Margin	43.2%	43.6%	44.9%	43.4%	40.8%	41.4%	44.7%	42.1%	40.4%	38.7%
Total BCE Inc.	7,089	1,737	1,801	1,791	1,760	7,004	1,741	1,769	1,743	1,751
Margin	40.0%	37.4%	40.4%	41.7%	40.6%	39.7%	38.9%	39.9%	39.7%	40.2%
Operating income
Bell Wireline	1,148	280	229	290	349	902	226	125	370	181
Bell Wireless	1,284	292	354	338	300	1,241	294	338	316	293
Total Bell	2,432	572	583	628	649	2,143	520	463	686	474
Bell Aliant	759	179	199	196	185	726	146	204	199	177
Total BCE Inc.	3,191	751	782	824	834	2,869	666	667	885	651

Capital expenditures
Bell Wireline	1,717	498	412	455	352	1,966	625	473	479	389
Capital Intensity	16.1%	17.5%	15.5%	17.7%	13.6%	18.5%	22.9%	18.0%	18.2%	14.7%
Bell Wireless	673	142	177	224	130	493	229	93	104	67
Capital Intensity	14.8%	11.9%	15.0%	20.3%	12.1%	11.0%	20.2%	7.9%	9.3%	6.4%
Total Bell	2,390	640	589	679	482	2,459	854	566	583	456
Capital Intensity	15.9%	16.1%	15.5%	18.7%	13.3%	16.5%	22.5%	15.1%	15.8%	12.5%
Bell Aliant	464	120	115	121	108	527	167	139	127	94
Capital Intensity	14.6%	15.3%	14.6%	15.4%	13.2%	16.0%	20.7%	17.1%	15.3%	11.1%
Total BCE Inc.	2,854	760	704	800	590	2,986	1,021	705	710	550
Capital Intensity	16.1%	16.3%	15.8%	18.6%	13.6%	16.9%	22.8%	15.9%	16.2%	12.6%

BCE Inc. Supplementary Financial Information – Fourth Quarter 2009 Page 5

Bell Wireline (2)

($ millions, except where otherwise indicated) (unaudited)	Q4 2009	Q4 2008	% change		Total 2009	Total 2008	% change
Bell Wireline
Local & access	775	825	(6.1%)		3,159	3,360	(6.0%)
Long distance	265	279	(5.0%)		1,078	1,165	(7.5%)
Data	973	1,011	(3.8%)		3,696	3,723	(0.7%)
Video	417	375	11.2%		1,593	1,450	9.9%
Equipment & other	324	143	n.m.		817	574	42.3%
Total external revenues	2,754	2,633	4.6%		10,343	10,272	0.7%
Inter-segment revenues	86	93	(7.5%)		323	368	(12.2%)
Total Bell Wireline operating revenue	2,840	2,726	4.2%		10,666	10,640	0.2%
Operating expenses	(1,880)	(1,789)	(5.1%)		(6,759)	(6,772)	0.2%
EBITDA	960	937	2.5%		3,907	3,868	1.0%
EBITDA Margin	33.8%	34.4%	(0.6	) pts	36.6%	36.4%	0.2	pts
Operating income	280	226	23.9%		1,148	902	27.3%

Capital expenditures	498	625	20.3%		1,717	1,966	12.7%
Capital intensity	17.5%	22.9%	5.4	pts	16.1%	18.5%	2.4	pts

Local
Network access services (NAS) (k)
Residential (A)	3,887	4,221	(7.9%)		3,887	4,221	(7.9%)
Business (A)	2,975	3,088	(3.7%)		2,975	3,088	(3.7%)
Total	6,862	7,309	(6.1%)		6,862	7,309	(6.1%)
Network access service net (losses)/activations (k)
Residential (A)	(79)	(71)	(11.3%)		(334)	(382)	12.6%
Business (A)	(29)	(30)	3.3%		(113)	(54)	n.m.
Total	(108)	(101)	(6.9%)		(447)	(436)	(2.5%)
Long Distance (LD)
Conversation minutes (M)	2,751	3,003	(8.4%)		11,248	11,771	(4.4%)
Average revenue per minute ($)	0.079	0.082	(3.7%)		0.083	0.089	(6.7%)
Internet
High Speed Internet net activations (k)	8	8	0.0%		38	50	(24.0%)
High Speed Internet subscribers EOP (k) (A)	2,057	2,054	0.1%		2,057	2,054	0.1%
Video (DTH and VDSL)
Video EBITDA	120	82	46.3%		386	282	36.9%
Net subscriber activations (k)	41	14	n.m.		113	30	n.m.
Total subscribers EOP (k) (A)	1,949	1,852	5.2%		1,949	1,852	5.2%
ARPU (6) ($/month)	71.12	67.15	5.9%		69.59	65.37	6.5%
Churn (7) (%) (average per month)	1.3%	1.3%	0.0	pts	1.2%	1.2%	0.0	pts

(A)	Following a company-wide review of subscriber metrics, Q1 2008 NAS customer base was reduced by 3K for Residential and 111K for Business, with related adjustments to previously reported NAS net (losses)/activations. Additionally, our Internet and Video customer base were reduced by 35K and 16K, respectively, at the end of Q4 2009.

BCE Inc. Supplementary Financial Information – Fourth Quarter 2009 Page 6

Bell Wireline - Historical Trend

($ millions, except where otherwise indicated) (unaudited)	Total 2009	Q4 09	Q3 09	Q2 09	Q1 09	Total 2008	Q4 08	Q3 08	Q2 08	Q1 08
Bell Wireline
Local & access	3,159	775	783	796	805	3,360	825	833	845	857
Long distance	1,078	265	264	271	278	1,165	279	290	298	298
Data	3,696	973	892	919	912	3,723	1,011	914	894	904
Video	1,593	417	400	389	387	1,450	375	363	356	356
Equipment & other	817	324	241	119	133	574	143	135	143	153
Total external revenues	10,343	2,754	2,580	2,494	2,515	10,272	2,633	2,535	2,536	2,568
Inter-segment revenues	323	86	79	81	77	368	93	97	91	87
Total Bell Wireline operating revenue	10,666	2,840	2,659	2,575	2,592	10,640	2,726	2,632	2,627	2,655
Operating expenses	(6,759)	(1,880)	(1,686)	(1,593)	(1,600)	(6,772)	(1,789)	(1,679)	(1,661)	(1,643)
EBITDA	3,907	960	973	982	992	3,868	937	953	966	1,012
EBITDA Margin	36.6%	33.8%	36.6%	38.1%	38.3%	36.4%	34.4%	36.2%	36.8%	38.1%
Operating income	1,148	280	229	290	349	902	226	125	370	181

Capital expenditures	1,717	498	412	455	352	1,966	625	473	479	389
Capital intensity	16.1%	17.5%	15.5%	17.7%	13.6%	18.5%	22.9%	18.0%	18.2%	14.7%

Local
Network access services (NAS) (k)
Residential (A) (C)	3,887	3,887	3,966	4,042	4,143	4,221	4,221	4,292	4,366	4,495
Business (B) (C)	2,975	2,975	3,004	3,031	3,062	3,088	3,088	3,118	3,119	3,129
Total	6,862	6,862	6,970	7,073	7,205	7,309	7,309	7,410	7,485	7,624
Network access service net (losses)/activations (k)
Residential (C)	(334)	(79)	(76)	(101)	(78)	(382)	(71)	(74)	(129)	(108)
Business (C)	(113)	(29)	(27)	(31)	(26)	(54)	(30)	(1)	(10)	(13)
Total	(447)	(108)	(103)	(132)	(104)	(436)	(101)	(75)	(139)	(121)
Long Distance (LD)
Conversation minutes (M)	11,248	2,751	2,731	2,915	2,851	11,771	3,003	2,853	2,985	2,930
Average revenue per minute ($)	0.083	0.079	0.085	0.084	0.085	0.089	0.082	0.093	0.089	0.093
Internet
High Speed Internet net activations (k)	38	8	22	2	6	50	8	33	(1)	10
High Speed Internet subscribers EOP (k) (C)	2,057	2,057	2,084	2,062	2,060	2,054	2,054	2,046	2,013	2,014
Video (DTH and VDSL)
Video EBITDA	386	120	83	91	92	282	82	76	47	77
Net subscriber activations (k)	113	41	40	20	12	30	14	7	8	1
Total subscribers EOP (k) (C)	1,949	1,949	1,924	1,884	1,864	1,852	1,852	1,838	1,831	1,823
ARPU ($/month)	69.59	71.12	69.35	68.98	68.84	65.37	67.15	65.20	64.47	64.65
Churn (%) (average per month)	1.2%	1.3%	1.4%	1.1%	1.1%	1.2%	1.3%	1.4%	1.1%	1.1%

(A)	At the beginning of Q1 2008, an adjustment of 44k was made to our NAS count, reflecting an extensive review of our historical customer account records.
(B)

In Q1 2008, we adjusted our beginning-of-period business NAS customer base to write-off 273k lines following formal notification received from a major wholesale customer in Q4 2007 that it was in the process of migrating all of its subscribers onto its own network facilities.

(C)

Following a company-wide review of subscriber metrics, Q1 2008 NAS customer base was reduced by 3K for Residential and 111K for Business, with related adjustments to previously reported NAS net (losses)/activations. Additionally, our Internet and Video customer base were reduced by 35K and 16K, respectively, at the end of Q4 2009.

BCE Inc. Supplementary Financial Information – Fourth Quarter 2009 Page 7

Bell Wireless (2)

($ millions, except where otherwise indicated) (unaudited)	Q4 2009	Q4 2008	% change		Total 2009	Total 2008	% change
Bell Wireless
Revenue
Service	1,055	1,033	2.1%		4,102	4,059	1.1%
Product	129	90	43.3%		405	375	8.0%
Total external Bell Wireless revenues	1,184	1,123	5.4%		4,507	4,434	1.6%
Inter-segment	14	10	40.0%		51	45	13.3%
Total Bell Wireless operating revenues	1,198	1,133	5.7%		4,558	4,479	1.8%
Operating expenses	(763)	(689)	(10.7%)		(2,746)	(2,709)	(1.4%)
EBITDA	435	444	(2.0%)		1,812	1,770	2.4%
EBITDA margin (Total revenues)	36.3%	39.2%	(2.9	) pts	39.8%	39.5%	0.3	pts
EBITDA margin (Service revenues)	41.2%	43.0%	(1.8	) pts	44.2%	43.6%	0.6	pts
Operating Income	292	294	(0.7%)		1,284	1,241	3.5%

Capital expenditures	142	229	38.0%		673	493	(36.5%)
Capital intensity	11.9%	20.2%	8.3	pts	14.8%	11.0%	(3.8	) pts

Wireless gross activations (k) (A)	523	470	11.3%		1,794	1,651	8.7%
Postpaid	300	252	19.0%		1,056	970	8.9%
Wireless net activations (k) (A)	163	117	39.3%		373	351	6.3%
Postpaid	110	80	37.5%		331	332	(0.3%)
Wireless subscribers EOP (k) (A) (B) (D)	6,833	6,497	5.2%		6,833	6,497	5.2%
Postpaid	5,041	4,745	6.2%		5,041	4,745	6.2%
Average revenue per unit (ARPU) (C) ($/month)	51.08	54.22	(5.8%)		51.70	54.29	(4.8%)
Prepaid	18.45	16.40	12.5%		17.15	17.14	0.1%
Postpaid	62.47	65.69	(4.9%)		62.87	66.09	(4.9%)
Churn (%) (C) (average per month)	1.8%	1.7%	(0.1	) pts	1.7%	1.6%	(0.1	) pts
Prepaid	3.2%	3.3%	0.1	pts	3.2%	3.1%	(0.1	) pts
Postpaid	1.3%	1.3%	0.0	pts	1.3%	1.2%	(0.1	) pts
Usage per subscriber (C) (D) (min/month)	281	298	(5.7%)		287	295	(2.7%)
Cost of acquisition (COA) (8) (C) ($/sub)	327	373	12.3%		350	395	11.4%
PRO FORMA (E)
Average revenue per unit (ARPU) (E) ($/month)	51.08	52.56	(2.8%)		50.88	52.70	(3.5%)
Prepaid	18.45	17.33	6.5%		17.53	17.83	(1.7%)
Postpaid	62.47	65.47	(4.6%)		62.81	66.02	(4.9%)
Churn (%) (E) (average per month)	1.8%	1.8%	0.0	pts	1.8%	1.7%	(0.1	) pts
Prepaid	3.2%	3.4%	0.2	pts	3.2%	3.1%	(0.1	) pts
Postpaid	1.3%	1.3%	0.0	pts	1.3%	1.2%	(0.1	) pts
Usage per subscriber (D) (E) (min/month)	281	289	(2.8%)		283	286	(1.0%)
Cost of acquisition (COA) (8) (E) ($/sub)	327	347	5.8%		336	373	9.9%

(A)	Total wireless gross activations, net activations and EOP subscribers include 100% of Virgin Mobile’s subscribers.
(B)	The Q4 2008 Wireless subscriber base reflected the removal of 37k analog subscribers (11k postpaid, 26k prepaid) due to the decommissioning of the analog network. Additionally, the tightening of Virgin Mobile Canada credit and activation processes resulted in 32k Virgin postpaid subscribers being removed from the subscriber base. These adjustments are not included in the net activation or churn metrics.
(C)

Beginning in Q3 2009, wireless average revenue per unit, churn, usage per subscriber and cost of acquisition reflect 100% of Virgin’s results due to our acquisition on July 1, 2009 of the remaining 50% not already owned. All prior periods reflect the original 50% ownership.

(D)	Following a company-wide review of subscriber metrics, we reduced subscribers by 35K for postpaid and 2K for prepaid as at the end of Q4 2009. The definition of usage per subscriber has been refined and all prior periods have been restated for comparability.
(E)	Wireless average revenue per unit, churn, usage per subscriber and cost of acquisition in the prior years have been restated to include 100% of Virgin Mobile results, rather than 50%.

BCE Inc. Supplementary Financial Information – Fourth Quarter 2009 Page 8

Bell Wireless - Historical Trend

($ millions, except where otherwise indicated) (unaudited)	Total 2009	Q4 09	Q3 09	Q2 09	Q1 09	Total 2008	Q4 08	Q3 08	Q2 08	Q1 08
Bell Wireless
Revenue
Service	4,102	1,055	1,056	1,005	986	4,059	1,033	1,062	1,008	956
Product	405	129	106	88	82	375	90	104	99	82
Total external Bell Wireless revenues	4,507	1,184	1,162	1,093	1,068	4,434	1,123	1,166	1,107	1,038
Inter-segment	51	14	16	11	10	45	10	9	13	13
Total Bell Wireless operating revenues	4,558	1,198	1,178	1,104	1,078	4,479	1,133	1,175	1,120	1,051
Operating expenses	(2,746)	(763)	(703)	(636)	(644)	(2,709)	(689)	(701)	(678)	(641)
EBITDA	1,812	435	475	468	434	1,770	444	474	442	410
EBITDA margin (Total revenues)	39.8%	36.3%	40.3%	42.4%	40.3%	39.5%	39.2%	40.3%	39.5%	39.0%
EBITDA margin (Service revenues)	44.2%	41.2%	45.0%	46.6%	44.0%	43.6%	43.0%	44.6%	43.8%	42.9%
Operating Income	1,284	292	354	338	300	1,241	294	338	316	293

Capital expenditures	673	142	177	224	130	493	229	93	104	67
Capital intensity	14.8%	11.9%	15.0%	20.3%	12.1%	11.0%	20.2%	7.9%	9.3%	6.4%

Wireless gross activations (A) (k)	1,794	523	501	404	366	1,651	470	439	391	351
Postpaid	1,056	300	302	244	210	970	252	267	253	198
Wireless net activations (A) (k)	373	163	135	45	30	351	117	117	83	34
Postpaid	331	110	122	64	35	332	80	113	111	28
Wireless subscribers EOP (A) (B) (C) (E) (k)	6,833	6,833	6,707	6,572	6,527	6,497	6,497	6,449	6,332	6,250
Postpaid	5,041	5,041	4,966	4,844	4,780	4,745	4,745	4,708	4,595	4,478
Average revenue per unit (ARPU)(D) ($/month)	51.70	51.08	52.13	52.05	51.52	54.29	54.22	56.30	54.27	52.32
Prepaid	17.15	18.45	18.36	16.41	15.38	17.14	16.40	18.19	17.48	16.50
Postpaid	62.87	62.47	64.09	62.58	62.34	66.09	65.69	68.17	66.19	64.27
Churn (%) (D) (average per month)	1.7%	1.8%	1.8%	1.7%	1.6%	1.6%	1.7%	1.6%	1.6%	1.6%
Prepaid	3.2%	3.2%	3.5%	3.3%	2.9%	3.1%	3.3%	3.2%	3.0%	2.8%
Postpaid	1.3%	1.3%	1.3%	1.3%	1.2%	1.2%	1.3%	1.1%	1.1%	1.3%
Usage per subscriber (D) (E) (min/month)	287	281	291	299	279	295	298	294	305	284
Cost of acquisition (COA) (D) ($/sub)	350	327	320	356	397	395	373	398	417	396
PRO FORMA (F)
Average revenue per unit (ARPU)(F) ($/month)	50.88	51.08	52.13	50.46	49.84	52.70	52.56	54.63	52.70	50.84
Prepaid	17.53	18.45	18.36	17.26	16.05	17.83	17.33	18.84	18.05	17.11
Postpaid	62.81	62.47	64.09	62.48	62.24	66.02	65.47	68.07	66.16	64.27
Churn (%) (F) (average per month)	1.8%	1.8%	1.8%	1.8%	1.7%	1.7%	1.8%	1.7%	1.6%	1.7%
Prepaid	3.2%	3.2%	3.5%	3.3%	3.0%	3.1%	3.4%	3.1%	3.0%	2.8%
Postpaid	1.3%	1.3%	1.3%	1.3%	1.3%	1.2%	1.3%	1.1%	1.1%	1.3%
Usage per subscriber (E) (F) (min/month)	283	281	291	290	271	286	289	286	296	275
Cost of acquisition (COA) (F) ($/sub)	336	327	320	333	374	373	347	378	400	374

(A)	Total wireless gross activations, net activations and EOP subscribers include 100% of Virgin Mobile’s subscribers.
(B)	The Q2 2008 beginning of period wireless subscriber base was decreased by 1k (postpaid increased by 6k while prepaid decreased by 7k) as a result of the integration of Aliant Mobility’s billing system.
(C)	The Q4 2008 Wireless subscriber base reflected the removal of 37k analog subscribers (11k postpaid, 26k prepaid) due to the decommissioning of the analog network. Additionally, the tightening of Virgin Mobile Canada credit and activation processes resulted in 32k Virgin postpaid subscribers being removed from the subscriber base. These adjustments are not included in the net activation or churn metrics.
(D)	Beginning in Q3 2009, wireless average revenue per unit, churn, usage per subscriber and cost of acquisition reflect 100% of Virgin’s results due to our acquisition on July 1, 2009 of the remaining 50% not already owned. All prior periods reflect the original 50% ownership.
(E)	Following a company-wide review of subscriber metrics, we reduced subscribers by 35K for postpaid and 2K for prepaid as at the end of Q4 2009. The definition of usage per subscriber has been refined and all prior periods have been restated for comparability.
(F)	Wireless average revenue per unit, churn, usage per subscriber and cost of acquisition in the prior years have been restated to include 100% of Virgin Mobile results, rather than 50%.

BCE Inc. Supplementary Financial Information – Fourth Quarter 2009 Page 9

     BCE Inc.
Net debt and other information (2)

BCE Inc. – Net debt and preferreds

At December 31, 2009		BCE Inc.
(unaudited)
($ millions, except where otherwise indicated)
		Bell
	Bell	Aliant	BCE Inc.
Debt due within one year	543	57	600
Long-term debt	7,541	2,758	10,299
Securitization of accounts receivable	1,140	165	1,305
Preferred shares – BCE	2,770	-	2,770
Cash and cash equivalents	(660)	(27)	(687)
Net debt	11,334	2,953	14,287
Bell – Balance Sheet Information
(unaudited)
($ millions, except where otherwise indicated)	December 31	September 30	June 30	March 31	*	Dec. 31	*
	2009	2009	2009	2009		2008

Debt due within one year	543	464	1,077	1,788		1,878
Long-term debt	7,541	7,757	7,825	7,685		7,648
Securitization of accounts receivable	1,140	1,140	1,140	1,108		1,140
Preferred shares – BCE	2,770	2,770	2,770	2,770		2,770
Cash and cash equivalents	(660)	(1,159)	(1,749)	(2,339)		(3,045)
Net Debt	11,334	10,972	11,063	11,012		10,391

Net Debt: Trailing 12 month EBITDA, including Bell Aliant distributions to BCE	1.89	1.83	1.85	1.86		1.75
EBITDA, including Bell Aliant distributions to BCE: Net interest, securitization costs and preferred dividends (trailing 12 months)	8.79	8.52	8.34	8.24		8.33
	* Includes $650 million BCE debt.

Cash Flow Information
(unaudited)	Q4	Q4			Total	Total
($ millions, except where otherwise indicated)	2009	2008	$ change	% change	2009	2008	$ change	% change

Free Cash Flow (FCF)
Cash from operating activities	621	1,460	(839)	(57.5%)	3,755	4,716	(961)	(20.4%)
Capital expenditures	(640)	(854)	214	25.1%	(2,390)	(2,459)	69	2.8%
Other investing activities	(12)	-	(12)	n.m.	(93)	(729)	636	87.2%
Dividends paid on preferred shares	(26)	(31)	5	16.1%	(107)	(129)	22	17.1%
Bell Aliant distributions to BCE	72	72	-	0.0%	291	290	1	0.3%
FCF	15	647	(632)	(97.7%)	1,456	1,689	(233)	(13.8%)

Cash Flow Information - Historical Trend
(unaudited)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
($ millions, except where otherwise indicated)	2009	2009	2009	2009	2009	2008	2008	2008	2008	2008

Free Cash Flow (FCF)
Cash from operating activities	3,755	621	1,230	1,181	723	4,716	1,460	1,342	1,193	721
Capital expenditures	(2,390)	(640)	(589)	(679)	(482)	(2,459)	(854)	(566)	(583)	(456)
Other investing activities	(93)	(12)	(39)	(28)	(14)	(729)	-	(732)	-	3
Dividends paid on preferred shares	(107)	(26)	(26)	(27)	(28)	(129)	(31)	(31)	(32)	(35)
Bell Aliant distributions to BCE	291	72	73	73	73	290	72	73	74	71
FCF	1,456	15	649	520	272	1,689	647	86	652	304

BCE Inc. Supplementary Financial Information – Fourth Quarter 2009 Page 10

BCE Inc.
Consolidated Balance Sheet Data

	December 31	September 30	June 30	March 31	December 31
($ millions, except where otherwise indicated) (unaudited)	2009	2009	2009	2009	2008
ASSETS
Current assets
Cash and cash equivalents	687	1,187	1,761	2,356	3,052
Accounts receivable	1,605	1,450	1,440	1,667	1,826
Future income taxes	110	134	88	88	86
Inventory	448	473	304	268	272
Prepaid expenses	296	344	413	395	249
Other current assets	137	73	66	52	54
Current assets of discontinued operations	1	3	11	45	39
Total current assets	3,284	3,664	4,083	4,871	5,578
Capital assets
Property, plant and equipment	19,441	19,392	19,312	19,254	19,406
Finite-life intangible assets	2,541	2,541	2,624	2,698	2,693
Indefinite-life intangible assets	3,803	3,778	3,724	3,710	3,697
Total capital assets	25,785	25,711	25,660	25,662	25,796
Other long-term assets	3,207	2,530	2,549	2,660	2,610
Goodwill	5,774	5,820	5,659	5,663	5,659
Non-current assets of discontinued operations	-	6	13	22	20
Total assets	38,050	37,731	37,964	38,878	39,663
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,716	3,361	3,080	3,136	3,528
Interest payable	113	138	120	167	139
Dividends payable	354	353	338	345	337
Debt due within one year	600	560	1,171	2,196	2,201
Current liabilities of discontinued operations	3	11	18	34	22
Total current liabilities	4,786	4,423	4,727	5,878	6,227
Long-term debt	10,299	10,508	10,573	10,133	10,099
Other long-term liabilities	4,942	4,770	4,939	4,910	4,946
Total liabilities	20,027	19,701	20,239	20,921	21,272
Non-controlling interest	1,049	1,061	1,063	1,072	1,080
SHAREHOLDERS’ EQUITY
Preferred shares	2,770	2,770	2,770	2,770	2,770
Common shareholders’ equity
Common shares	12,921	12,921	12,921	13,148	13,525
Treasury stock	-	-	-	(95)	(86)
Contributed surplus	2,490	2,489	2,488	2,505	2,531
Accumulated other comprehensive income	92	127	69	102	39
Deficit	(1,299)	(1,338)	(1,586)	(1,545)	(1,468)
Total common shareholders’ equity	14,204	14,199	13,892	14,115	14,541
Total shareholders’ equity	16,974	16,969	16,662	16,885	17,311
Total liabilities and shareholders’ equity	38,050	37,731	37,964	38,878	39,663
Number of common shares outstanding	767.2	767.2	767.2	780.6	803.1

BCE Inc. Supplementary Financial Information – Fourth Quarter 2009 Page 11

BCE Inc.
Consolidated Cash Flow Data

	Q4	Q4			Total	Total
($ millions, except where otherwise indicated) (unaudited)	2009	2008	$ change		2009	2008	$ change
Cash flows from operating activities
Net earnings (loss)	376	(18)	394		1,738	943	795
Less: Losses from discontinued operations, net of income taxes and non-controlling interest	(1)	(41)	40		(11)	(90)	79
Earnings from continuing operations	377	23	354		1,749	1,033	716
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets	904	868	36		3,371	3,264	107
Net benefit plans cost	93	40	53		355	250	105
Restructuring and other	82	207	(125)		527	871	(344)
(Gains) losses on investments	(11)	292	(303)		(49)	308	(357)
Future income taxes	278	127	151		32	129	(97)
Non-controlling interest	79	69	10		333	323	10
Contributions to employee pension plans	(785)	(91)	(694)		(1,068)	(232)	(836)
Other employee future benefit plan payments	(24)	(24)	-		(96)	(96)	-
Payments of restructuring and other	(58)	(168)	110		(310)	(305)	(5)
Operating assets and liabilities	13	474	(461)		40	364	(324)
	948	1,817	(869)		4,884	5,909	(1,025)
Bell Aliant distributions to BCE	72	72	-		291	290	1
Capital expenditures	(760)	(1,021)	261		(2,854)	(2,986)	132
Other investing activities	(11)	1	(12)		(89)	(726)	637
Cash dividends paid on preferred shares	(26)	(31)	5		(107)	(129)	22
Cash distributions paid by subsidiaries to non-controlling interest	(92)	(92)	-		(369)	(366)	(3)
Bell Aliant Free Cash Flow	(116)	(99)	(17)		(300)	(303)	3
Free Cash Flow (3)	15	647	(632)		1,456	1,689	(233)
Bell Aliant undistributed Free Cash Flow	44	27	17		9	13	(4)
Business acquisitions	(4)	(1)	(3)		(338)	(56)	(282)
Business dispositions	1	-	1		11	(10)	21
Going-private costs	-	2	(2)		(7)	(163)	156
Increase in investments	(50)	(3)	(47)		(53)	(8)	(45)
Decrease in investments	58	-	58		113	1	112
(Decrease) increase in notes payable and bank advances	(39)	(40)	1		(194)	1	(195)
Issue of long-term debt	-	-	-		1,348	50	1,298
Repayment of long-term debt	(203)	(124)	(79)		(2,539)	(502)	(2,037)
Cash dividends paid on common shares	(310)	-	(310)		(1,201)	(587)	(614)
Issue of common shares	-	23	(23)		2	50	(48)
Repurchase of common shares	-	(92)	92		(894)	(92)	(802)
Other financing activities	(11)	45	(56)		(90)	16	(106)
	(514)	(163)	(351)		(3,833)	(1,287)	(2,546)
Cash flows (used in) from continuing operations	(499)	484	(983)		(2,377)	402	(2,779)
Cash flows used in discontinued operations activities	(2)	(2)	-		(9)	(22)	13
Cash flows (used in) from discontinued investing activities	-	(1)	1		11	27	(16)
Cash flows used in discontinued financing activities	-	-	-		-	(2)	2
Net (decrease) increase in cash and cash equivalents	(501)	481	(982)		(2,375)	405	(2,780)
Cash and cash equivalents at beginning of period	1,189	2,582	(1,393)		3,063	2,658	405
Cash and cash equivalents at end of period	688	3,063	(2,375)		688	3,063	(2,375)
Consists of:
Cash and cash equivalents of continuing operations	687	3,052	(2,365)		687	3,052	(2,365)
Cash and cash equivalents of discontinued operations	1	11	(10)		1	11	(10)
Total	688	3,063	(2,375)		688	3,063	(2,375)

Other information
Cash flow per share (9)	$0.25	$0.99	$(0.74)		$2.63	$3.63	$(1.00)
Annualized cash flow yield (10)	6.5%	8.4%	(1.9	) pts	6.5%	8.4%	(1.9	) pts
Common dividend payout (11)	79.4%	66.4%	13.0	pts	63.2%	32.4%	30.8	pts

BCE Inc. Supplementary Financial Information – Fourth Quarter 2009 Page 12

BCE Inc.
Consolidated Cash Flow Data - Historical Trend

($ millions, except where otherwise indicated) (unaudited)	Total 2009	Q4 09	Q3 09	Q2 09	Q1 09	Total 2008	Q4 08	Q3 08	Q2 08	Q1 08
Cash flows from operating activities
Net earnings (loss)	1,738	376	584	372	406	943	(18)	280	392	289
Less: Losses from discontinued operations, net of income taxes and non-controlling interest	(11)	(1)	-	(4)	(6)	(90)	(41)	(23)	(23)	(3)
Earnings from continuing operations	1,749	377	584	376	412	1,033	23	303	415	292
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets	3,371	904	828	821	818	3,264	868	792	787	817
Net benefit plans cost	355	93	86	88	88	250	40	69	70	71
Restructuring and other	527	82	191	146	108	871	207	310	71	283
(Gains) losses on investments	(49)	(11)	(36)	-	(2)	308	292	14	-	2
Future income taxes	32	278	(228)	(5)	(13)	129	127	(23)	92	(67)
Non-controlling interest	333	79	90	80	84	323	69	91	89	74
Contributions to employee pension plan	(1,068)	(785)	(99)	(92)	(92)	(232)	(91)	(49)	(48)	(44)
Other employee future benefit plan payments	(96)	(24)	(25)	(23)	(24)	(96)	(24)	(25)	(24)	(23)
Payments of restructuring and other	(310)	(58)	(70)	(105)	(77)	(305)	(168)	(84)	(29)	(24)
Operating assets and liabilities	40	13	216	188	(377)	364	474	251	116	(477)
	4,884	948	1,537	1,474	925	5,909	1,817	1,649	1,539	904
Bell Aliant distributions to BCE	291	72	73	73	73	290	72	73	74	71
Capital expenditures	(2,854)	(760)	(704)	(800)	(590)	(2,986)	(1,021)	(705)	(710)	(550)
Other investing activities	(89)	(11)	(38)	(27)	(13)	(726)	1	(732)	2	3
Cash dividends paid on preferred shares	(107)	(26)	(26)	(27)	(28)	(129)	(31)	(31)	(32)	(35)
Cash distributions paid by subsidiaries to non-controlling interest	(369)	(92)	(93)	(92)	(92)	(366)	(92)	(92)	(92)	(90)
Bell Aliant Free Cash Flow	(300)	(116)	(100)	(81)	(3)	(303)	(99)	(76)	(129)	1
Free Cash Flow	1,456	15	649	520	272	1,689	647	86	652	304
Bell Aliant undistributed Free Cash Flow	9	44	27	8	(70)	13	27	3	55	(72)
Business acquisitions	(338)	(4)	(313)	(1)	(20)	(56)	(1)	-	(24)	(31)
Business dispositions	11	1	10	-	-	(10)	-	-	-	(10)
Going-private costs	(7)	-	-	(1)	(6)	(163)	2	(148)	(8)	(9)
Increase in investments	(53)	(50)	(2)	(1)	-	(8)	(3)	(1)	(2)	(2)
Decrease in investments	113	58	55	-	-	1	-	-	1	-
(Decrease) increase in notes payable and bank advances	(194)	(39)	(5)	(238)	88	1	(40)	26	(50)	65
Issue of long-term debt	1,348	-	-	1,348	-	50	-	-	50	-
Repayment of long-term debt	(2,539)	(203)	(656)	(1,586)	(94)	(502)	(124)	(94)	(182)	(102)
Cash dividends paid on common shares	(1,201)	(310)	(296)	(301)	(294)	(587)	-	-	(293)	(294)
Issue of common shares	2	-	-	1	1	50	23	11	15	1
Repurchase of common shares	(894)	-	-	(337)	(557)	(92)	(92)	-	-	-
Other financing activities	(90)	(11)	(38)	(31)	(10)	16	45	(8)	(10)	(11)
	(3,833)	(514)	(1,218)	(1,139)	(962)	(1,287)	(163)	(211)	(448)	(465)
Cash flows (used in) from continuing operations	(2,377)	(499)	(569)	(619)	(690)	402	484	(125)	204	(161)
Cash flows (used in) from discontinued operations activities	(9)	(2)	(2)	3	(8)	(22)	(2)	(1)	(5)	(14)
Cash flows from (used in) discontinued investing activities	11	-	(6)	17	-	27	(1)	29	-	(1)
Cash flows used in discontinued financing activities	-	-	-	-	-	(2)	-	(2)	-	-
Net (decrease) increase in cash and cash equivalents	(2,375)	(501)	(577)	(599)	(698)	405	481	(99)	199	(176)
Cash and cash equivalents at beginning of period	3,063	1,189	1,766	2,365	3,063	2,658	2,582	2,681	2,482	2,658
Cash and cash equivalents at end of period	688	688	1,189	1,766	2,365	3,063	3,063	2,582	2,681	2,482
Consists of:
Cash and cash equivalents of continuing operations	687	687	1,187	1,761	2,356	3,052	3,052	2,573	2,674	2,475
Cash and cash equivalents of discontinued operations	1	1	2	5	9	11	11	9	7	7
Total	688	688	1,189	1,766	2,365	3,063	3,063	2,582	2,681	2,482

Other information
Cash flow per share	$2.63	$0.25	$1.08	$0.88	$0.42	$3.63	$0.99	$1.17	$1.03	$0.44
Annualized cash flow yield	6.5%	6.5%	10.3%	8.3%	8.5%	8.4%	8.4%	5.7%	8.1%	7.6%
Common dividend payout	63.2%	79.4%	48.2%	66.4%	67.5%	32.4%	66.4%	0.0%	0.0%	64.0%

BCE Inc. Supplementary Financial Information – Fourth Quarter 2009 Page 13

Accompanying Notes

(1)	Throughout this report, BCE means BCE Inc., its subsidiaries and joint ventures; Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis; and Bell Aliant means Bell Aliant Regional Communications Income Fund and its affiliated entities.

(2)

We report our results of operations in three segments: Bell Wireline, Bell Wireless and Bell Aliant. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. Accordingly, we operate and manage our reportable segments as strategic business units organized by products and services.

During the third quarter of 2008, certain elements of our operating segments were realigned to reflect changes in our management accountabilities for operations. Our reportable segments did not change.

(3)

Non-GAAP Financial Measures

EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies.

We define EBITDA as operating revenues less cost of revenue, selling, general and administrative expenses and net benefit plans costs, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other.

We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.

EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.

The most comparable Canadian GAAP financial measure is operating income.

Adjusted earnings per share (EPS)
The term adjusted EPS does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

We define adjusted EPS as EPS before restructuring and other and net losses (gains) on investments.

BCE Inc. Supplementary Financial Information – Fourth Quarter 2009 Page 14

Accompanying Notes

We use adjusted EPS among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other and net losses (gains) on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable Canadian GAAP financial measure is EPS.

FREE CASH FLOW
The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

We define free cash flow as cash from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We present free cash flow on a consistent basis from period to period, which allows us to compare our financial performance on a consistent basis.

We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.

The most comparable Canadian GAAP financial measure is cash from operating activities.

(4)	EBITDA margin is calculated as follows: EBITDA Operating revenues
(5)	Capital Intensity is calculated as follows: Capital expenditures Operating revenues
(6)	Average revenue per unit (ARPU) represents the measurement of the average revenue generated by each unit, expressed as a rate per month for the year.
(7)	Churn is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.
(8)	Cost of acquisition (COA) is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware subsidies, marketing and distribution costs.

BCE Inc. Supplementary Financial Information – Fourth Quarter 2009 Page 15

Accompanying Notes

(9)	Cash flow per share is calculated as follows: Cash flow from operating activities less capital expenditures Average number of common shares outstanding
(10)	Annualized cash flow yield is calculated as follows: Trailing 12 month free cash flow Number of common shares outstanding at end of period multiplied by share price at end of period
(11)	Common dividend payout is calculated as follows: Dividends per common share Adjusted EPS

BCE Inc. Supplementary Financial Information – Fourth Quarter 2009 Page 16